WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0276

September 25, 2008

VIA FEDERAL EXPRESS

Board of Directors
White Electronic Designs Corporation
3601 E. University Drive
Phoenix, Arizona 85034
Attention: Mr. Roger A. Derse, Secretary

Gentlemen:

As you know, Wynnefield Capital, Inc. and its affiliates (collectively, "Wynnefield Group") are, and have been long-term and significant shareholders currently holding approximately 5.7% of the outstanding common stock of White Electronic Designs Corporation ("WEDC" or the "Company").

I am writing to strongly urge WEDC's Board to take proactive steps to publicly communicate to its shareholders the specifics of the process it has commenced to review all possible strategic alternatives available to the Company. To date, the Company has failed to publicly identify the Board members or any financial advisors participating in the review process, and has also failed to set forth a definitive timetable for such process to be completed. The current evaluation process has to date failed to bear fruit during a time when defense oriented companies have received substantial acquisition premiums and while the Company's stock price has lost significant value.

The Company at a minimum should publicly disclose: (i) the names of the directors comprising the strategic review committee; (ii) the mandate and responsibilities of the committee; (iii) the identity of any financial advisors assisting the committee; and (iv) that the committee is directed to complete its analysis and publicly present its recommendations to the Company's Board and shareholders by December 1, 2008.

None of WEDC's shareholders can be pleased with the performance of the Company's common stock. Over the past five years, the Company's stock price has considerably underperformed its peers in the NASDAQ Composite index and the S&P Aerospace & Defense index, falling 67% since September 18, 2003, as compared to a rise of 19% and 87%, respectively, demonstrating that poor performance is specific to the Company and not an industry-wide problem. Meanwhile, during the past twenty-four months, there has been an unprecedented period of consolidation among small niche military/electronics

oriented businesses and large European or American defense companies at substantial acquisition premiums.

Accordingly, Wynnefield strongly believes that **the Company should not take any affirmative action to select a new CEO until the strategic review committee has fulfilled its mandate and publicly presented its recommendations**. WEDC's shareholders have suffered significant diminution in value and deserve a strategic review process that is transparent, bona fide, fair and robust, and conducted in a manner designed to maximize shareholder value.

I am also writing to you to reiterate our previous request that the Board immediately appoint Mr. Brian Kahn of Kahn Capital Management LLC, as a director to fill the vacancy on the Board and to also serve as a member of the special committee. Unlike the current independent members of the Board, Mr. Kahn is a significant shareholder of the Company whose interests are clearly aligned with the interest of the Company's public shareholders.

Mr. Kahn's knowledge of the Company and the military/electronics industry would be a valuable asset to the special committee. We believe that WEDC's outside shareholders need a voice on the Board that will serve to facilitate the Company's progress with respect to maximizing shareholder value.

Very truly yours,

Max W. Batzer